SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2019 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity
Shares	Common			34,942,943
ADR	Common			1,949,885

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	26,266	R$ 16.83	R$ 442,056.78
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	239,767	R$ 0.00	R$ 0.00
			Total Buy		266,033		R$ 442,056.78
ADR	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	87,795	R$ 0.00	R$ 0.00
			Total Buy		87,795		R$ 0.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity

Shares	Common			35,208,976
ADR	Common			2,037,680

(1)

When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st , 2019 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity
Shares	Common			7,446,848
ADR	Common			467,869

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Option Exerc	27	318,375	R$ 6.60160	R$ 2,101,784.4
Shares	Common	Direct with the Company	Sell	27	127,047	R$ 16.54338	R$ 2,101,786.8
Shares	Common	Direct with the Company	Sell	27	191,328	R$ 16.54	R$ 3,164,565.12
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	7,308	R$ 16.83	R$ 122,993.64
Other	Ordinary ADR	Itaú Corretora	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	81,215	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Sell	25	1,200	R$ 16.57	R$ 19,884.00
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	06	10,627	R$ 16.83	R$ 178,852.41
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	7,908	R$ 16.83	R$ 133,091.64
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	16,688	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	1,795	R$ 16.83	R$ 30,209.85
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	7,645	R$ 16.83	R$ 128,665.35
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	10,927	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	4,703	R$ 16.83	R$ 79,151.49
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	9,721	R$ 16.83	R$ 163,604.43
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	19,952	R$ 0.00	R$ 0.00

Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	3,490	R$ 16.83	R$ 58,736.70
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	16,377	R$ 0,00	R$ 0,00
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	61,811	R$ 16.83	R$ 1,040,279.13
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.2)	25	4,468	R$ 16.83	R$ 75,196.44
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 25.3.19 item 4.3)	25	16,419	R$ 0.00	R$ 0.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity
Shares	Common			7,645,487
ADR	Common			549,084

(1)

When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2019 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
Shares	Common	7,225

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
Shares	Common	7,225

(1)

When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Restatement Information

Reference Date: 03/2019 – Restatement Date: 05/20/2019 Correction of stated information

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer